April 22, 2024

VIA EDGAR

Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Humankind Benefit Corporation, Humankind US Stock ETF

File Nos. 333-248060 and 811-23602

Dear Ms. White:

This response is provided on behalf of Humankind Benefit Corporation (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on April 11, 2024 regarding the Trust’s Registration Statement on Form N-1A, and more particularly the Trust’s post-effective amendment filed on February 26, 2024 for the purpose of registering shares of Humankind US Stock ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein, have the same meaning given to them in the Trust’s Registration Statement.

COVER PAGE

1.	Comment: On the cover page, please note that it is indicated as follows:

It is proposed that this filing will become effective: (check appropriate box)

[x] on February 26, 2024 pursuant to paragraph (a)(1)

Please confirm that the above-mentioned indication for effectiveness was an inadvertent oversight.

Response: The Registrant confirms the inadvertent error and that the “60 days after filing pursuant to paragraph (a)(1)” box should have been checked.

PROSPECTUS

Humankind US Stock ETF – Fund Summary – Fees and Expenses

2.	Comment: In the subsections entitled “Annual Fund Operating Expenses” and “Example” in the section entitled “Fees and Expenses,” please complete the bracketed information prior to the date of effectiveness.

Response: The Registrant confirms that such requested information will be completed before the date of effectiveness.

3.	Comment: In the subsection entitled “Annual Fund Operating Expenses” in the section entitled “Fees and Expenses,” please remove all the inapplicable line items that are indicated as “None.” Such line items are:

•	Maximum Sales Charge (Load) Imposed on Purchases;
•	Maximum Deferred Sales Charge (Load); and
•	Distribution and/or Service (12b-1) Fees.

Response: The Registrant has removed the referenced line items.

4.	Comment: The first sentence of the section entitled “Fees and Expenses” states:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Please revise the sentence as follows:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.

Response: The Registrant has revised the disclosure accordingly.

Additional Information about the Fund’s Investment Objectives and Strategies

5.	Comment: In the section entitled “Humankind Value,” please explain why “internet addiction” has been removed from the list of “Specific Factors Considered.”

Response: The factors used in the index methodology are reviewed to ensure that such factors incorporate the latest available scientific literature and data. The current review found that more recent academic publications concluded there was a lack of consensus on the definition of “Internet Addiction.” It was determined that such factor was no longer properly supported and was therefore removed.

6.	Comment: Given the subjective nature of the activities performed by the Adviser, as referenced under the section entitled “Supply Chain Adjustments and Government Value Adjustments,” please explain why it is appropriate to refer the Fund as an index fund as opposed to an actively managed fund.

Response: The Fund is properly characterized as an index fund because it seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Humankind US Equity Index (the “Index”).  The Index is only reconstituted once a year and is rebalanced quarterly on predetermined dates. No attempt is made to outperform the Index based on the timing of investment decisions. In addition, the Index constituents have tended to have significant continuity from year to year. Because the Index is only reconstituted once per year, there is little trading with respect to portfolio positions other than to conduct the quarterly rebalancing and occasionally to manage cash flows. The annual reconstitution of the Index, quarterly rebalancing, and investment objective of the Fund are all hallmarks of a passive index fund rather than an actively managed fund.

7.	Comment: The following sentences of the section entitled “Supply Chain Adjustments and Government Value Adjustments” state:

For example, the humankind value for each company is adjusted on the basis of the company’s supply chain relationships. These supply chain links are inferred from the nature of the company’s business.

Please add an example demonstrating how the supply chain links are inferred from the nature of the company’s business.

Response: The Registrant has made such additional disclosure as requested.

8.	Comment: The following sentence of the section entitled “Supply Chain Adjustments and Government Value Adjustments” states:

Research drawing on a variety of sources is used to breakdown and appropriately classify a company’s business across industries and to establish the supply chain links between those industries.

Please disclose the types of the “sources” that the Adviser uses.

Response: The Registrant has made such additional disclosure as requested.

9.	Comment: The following sentence of the section entitled “Supply Chain Adjustments and Government Value Adjustments” states:

Companies and governments reciprocally exchange Humankind value on the basis of financial dependencies like taxation links and the estimated amount of revenue that a specific company generates within a given country.

Please clarify what “taxation links” means.

Response: The Registrant has revised the disclosure accordingly.

10.	Comment: The following sentence of the section entitled “Supply Chain Adjustments and Government Value Adjustments” states:

Companies with concentrated operations in low Humankind value countries are effectively penalized relative to peers that operate in less problematic locations.

Please disclose the countries that currently are low Humankind value countries.

Response: The Registrant has made the following additional disclosure (in bold).

Companies with concentrated operations in low Humankind value countries are effectively penalized relative to peers that operate in less problematic locations. Countries that are governed by more democratic regimes, and that effectively provide key social services like healthcare and clean water to their residents tend to have higher Humankind Values. Conversely, low Humankind Value countries tend to be more authoritarian, and tend not to provide key social services, or at least not provide them as effectively.

The Registrant respectively declines to disclose examples of low Humankind value countries as such countries could change.

11.	Comment: The section entitled “Capital Structure Distribution Adjustments” states:

An adjustment in humankind value can be made on the basis of the capital structure of the company. If there is a company with $1 million in humankind value that raises only equity, then that humankind value belongs to the equity. However, if the company funded its business with half equity capital and half debt capital, then the humankind value would be distributed between those components of the capital structure.

Please clarify the impact of the capital structure distribution adjustment and whether different capital structure (e.g., only equity vs. half equity and half debt) would impact the humankind value.

Response: The Registrant has revised the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Purchase, Redemption and Pricing of Shares

12.	Comment: Please revise the first paragraph under the subsection entitled “Acceptance of Creation Orders” in the section entitled “Creation and Redemption of Creation Units” as follows (suggested changes are in bold):

The Company and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect of the Fund, for example, if (a) the order is not in proper form; (b) the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares, would own 80% or more of the outstanding Shares of such Fund; (c) ~~the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes; (d)~~ the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities ~~the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or sub-advisers, have an adverse effect on the Fund or on the rights of the Fund’s beneficial owners~~; or ~~(f)~~(d) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, any sub-adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events. The Transfer Agent will notify a prospective creator of its rejection of the order of such person. The Company, the Custodian, any subcustodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits to Authorized Participants nor shall either of them incur any liability to Authorized Participants for the failure to give any such notification. All questions as to the number of shares of each security in the Deposit Instruments and the validity, form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Company, and the Company’s determination shall be final and binding.

Response: The Registrant has revised the disclosure accordingly.

Sincerely,

/s/Lynn Bowley
Lynn Bowley

cc: Todd Zerega, Esq. (Morgan, Lewis & Bockius LLP); Mark Parise, Esq. (Morgan, Lewis & Bockius LLP)